SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
April 18th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X                      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                          No   X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Exhibit 99-1

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated April 18th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
16 April, 2007
SCOR is pleased to announce the final decision of the ISS to recommend the approval of all resolutions being presented to SCOR General Meeting of shareholders scheduled for 26 April 2007
In its updated analysis report of 16 April 2007, Institutional Shareholder Services (ISS) has recommended to its subscribers to approve in its entirety the six resolutions presented to the Extraordinary General Meeting of SCOR scheduled for 26 April 2007. The purpose of these resolutions is to approve the issuance of new SCOR shares partly for the contribution in kind of Patinex AG and Alecta pensionsforsäkring and partly for the share component of the public offer.
The recommendation of the ISS is in line with the recommendation expressed by Glass Lewis on 12 April 2007.
Institutional Shareholder Services (ISS) and Glass Lewis are independent providers of proxy voting and corporate governance solutions to the institutional marketplace.
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2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
The Offer and the offer prospectus (the Offer Prospectus) which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Offer is not subject to any formality, registration or approval outside Switzerland (except for the Offering Circular). The Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Offer from any such jurisdiction. It is not intended to extend the Offer to any such jurisdictions. Documents related to the Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the new SCOR shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
U.S. Restrictions
Documents in relation to the Offer do not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. The Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. Accordingly, neither copies of the Offer Prospectus nor any other document relating to the Offer are being made available and should be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving the Offer Prospectus or any other documents relating to the Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US. Persons.
U.K. Restrictions
Documents in relation to the Offer are to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of the Offer Prospectus, this communication or any other information in relation to the Offer are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which the documents relating to the Offer relate is available only to relevant persons and will be engaged in only with relevant persons.